Exhibit 2.1

STOCK PURCHASE AGREEMENT

DATED AS OF

February 15, 2008

BY AND AMONG

DASHAMERICA, INC. D/B/A PEARL IZUMI USA, INC.,

NAUTILUS, INC.

AND

SHIMANO AMERICAN CORPORATION

i

EXHIBITS AND SCHEDULES

Exhibit A	Company Disclosure Schedules
Schedule 3.1	Organization and Qualification
Schedule 3.3	Non – Contravention
Schedule 3.4	Consents
Schedule 3.5(a)	Capital Stock
Schedule 3.5(b)	Subsidiaries
Schedule 3.6	Financial Statements
Schedule 3.7	Absence of Certain Developments
Schedule 3.8	Governmental Authorizations
Schedule 3.9	Litigation
Schedule 3.10	Tax Matters
Schedule 3.11	Environmental Matters
Schedule 3.12	Employee Matters
Schedule 3.13(a)	Employee Benefit Plans
Schedule 3.13(g)	Employee Benefit Plans - Payment
Schedule 3.13(k)	Employee Benefit Plans – Section 409A
Schedule 3.14	Company Intellectual Property Rights
Schedule 3.15	Contracts
Schedule 3.16	Insurance
Schedule 3.17(a)	Property
Schedule 3.17(b)	Property – Liens
Schedule 3.20	Products Liability
Schedule 3.21	Accounts Receivable and Inventory
Schedule 3.22	Customers and Suppliers
Schedule 3.25	Commitment to Pearl Izumi Japan
Schedule 6.2(c)	Legal Opinion Matters

Exhibit B	Form of Escrow Agreement

Exhibit C	Company Consents

Exhibit D	Buyer Consents

Exhibit E	Form of Transition Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of February 15, 2008, is by and among Nautilus, Inc., a Washington corporation (“Seller”), DashAmerica, Inc. d/b/a Pearl Izumi USA, Inc., a Colorado corporation (the “Company”), and Shimano American Corporation, a California corporation (“Buyer”).

WHEREAS, the respective Boards of Directors of Seller and Buyer have approved the sale by Seller of all of the outstanding capital stock of the Company to Buyer on the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I - CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“ABS Agreement” means that certain Apparel Business System ERP software license (tool for order entry and management and general accounting) entered into by Seller and dated October 4, 2006.

“Actual Adjustment” has the meaning set forth in Section 2.2(d)(i) of this Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” means this Stock Purchase Agreement.

“Articles of Incorporation” means the Company’s Articles of Incorporation as amended and restated and filed with the Colorado Secretary of State on July 7, 2005.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Closing” and “Closing Date” have the meanings set forth in Section 2.3 of this Agreement.

“Closing Date Certificate” has the meaning set forth in Section 2.2(a) of this Agreement.

“Closing Date Indebtedness” means solely accounts payable incurred in the ordinary course of business and which have been outstanding for less than 45 days as of the Closing; and

SCHEDULE 6.2(c)

specifically excluding any amounts due and owing under the Licensor/Japan Obligation, and amounts outstanding under agreements entered into by Seller, including but not limited to the ABS Agreement.

“COBRA” means requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means common stock, no par value, of the Company.

“Company Certificate” has the meaning set forth in Section 2.2(a) of this Agreement.

“Company Intellectual Property Rights” has the meaning set forth in Section 3.14 of this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(b) of this Agreement.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employee benefit plan, obligation, program, practice or arrangement, whether or not legally enforceable, maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates to provide benefits (other than (i) base salary or hourly wages and (ii) any government sponsored program for which contributions by the Company or any of its ERISA Affiliates are required by law) to present or former directors, employees, or agents, including consulting agreements, vacation pay, severance policies, and fringe benefits.

“Employee Retention Plan” means the Key Employee Retention Plan approved and adopted by Seller and the Company on November 7, 2007 allowing for payment of retention bonuses if employees continued in the employ of the Company through and beyond the consummation of this transaction.

“Environmental Laws” shall mean all federal, state and foreign statutes, regulations, and local ordinances having the force and effect of law concerning pollution or protection of the environment in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Company under Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 2.2(b)(i) of this Agreement.

“Escrow Agreement” has the meaning set forth in Section 2.2(b)(i) of this Agreement.

“Estimated Purchase Price” means a good faith estimate of the Purchase Price (as such term is defined in this Section 1.1) on the basis of the Company’s most recent financial statements and as determined by the Company’s Vice President of Finance in accordance with the terms of Section 2.2(a), taking into account a good faith estimate of the Net Working Capital Adjustment.

“Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.

“GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement, applied on a consistent basis.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Substances” means (a) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous air pollutants,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, the release, disposal, discharge, emission or exposure to which is prohibited, limited, addressed or regulated by any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any date, without duplication, the aggregate outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums payable as a result of the consummation of the Transaction) arising under any obligations of the Company or any Subsidiary consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (excluding trade payables and accrued expenses arising in the ordinary course of business), (ii) indebtedness evidenced by any note, bond, debenture or other debt security or (iii) obligations under any interest rate, currency or other hedging agreements, in each case, as of such date, excluding any undrawn letters of credit and undrawn portions of lines of credit and including, without limitation, the Licensor/Japan Obligation. Notwithstanding the foregoing, “Indebtedness” shall not include: (i) any obligations under operating leases or capitalized leases; or (ii) amounts outstanding under agreements entered into by Seller (even if on behalf of the Company) including the ABS Agreement.

“Indemnity Cap” means $7,000,000 (seven million US dollars).

“Intellectual Property Rights” means all patents, patent applications and industrial designs (including without limitation any continuations, divisionals, continuations-in-part, renewals and reissues), trademarks, service marks, trade names, designs, logos, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing, and all registrations and applications therefor, copyrights, copyright registrations and applications, re-examination certificates, domain names, trade secrets, know-how, show-how and other confidential information, software and databases.

“Knowledge” as used with respect to the Company (including references to the Company being aware of a particular matter) shall mean those facts that are known or should reasonably have been known after due inquiry by the Company’s board of directors, executive officers, including but not limited to the President and all Vice Presidents, and members of management with the title of Director.

“Licensor/Japan” means Pearl Izumi, Inc., a Japanese corporation.

“Licensor/Japan Obligation” means the Indebtedness relating to the Promissory Note, dated February 22, 2005, issued by the Company to Licensor/Japan, pursuant to the Purchase Agreement, dated as of February 22, 2005, between Licensor/Japan and the Company. For purposes of this Agreement, the amount of the Licensor/Japan Obligation shall be deemed the lesser of (i) $4,244,613 and (ii) the stated net present value of the Licensor/Japan Obligation as reflected on the Company’s balance sheet as of the Closing Date.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind but, for the avoidance of doubt, shall not include license agreements or consent agreements.

“Material Adverse Effect” means any change in or effect on the business, results of operations, assets, financial condition or liabilities of the Company that is materially adverse to the Company taken as a whole; provided, however, that any change or effect resulting from, attributable to or arising out of any of the following shall not be taken into account in making any such determination and shall not be deemed to constitute or give rise to a Material Adverse Effect: (i) any change or changes in general economic conditions or local, regional, national or international industry conditions (including, without limitation, changes in applicable laws or regulations, and changes in financial or market conditions); (ii) in and of itself, any change in the market price or trading volume of Seller's capital stock, (iii) in and of itself, any change in the business, results of operations, assets, financial condition or liabilities of Seller; (iv) in and of itself, a failure by Seller or the Company to meet the revenue or earnings predictions of equity analysts for any period ending (or for which earnings are released) during the period prior to the Closing Date; (v) the taking of any action required by the Transaction Documents or to which Buyer has given its written consent; (vi) any changes or effects to the extent attributable to the execution of the Transaction Documents or the consummation of the transactions contemplated by the Agreement or to the public announcement or the pendency of the execution of the Transaction Documents or the consummation of the transactions contemplated thereby, including disruption or loss of customer, business partner, supplier or employee relationships; (vii) any changes or effects resulting from the actions of Buyer or any of its Affiliates; (viii) any changes arising in connection with acts of nature (including without limitation, earthquakes, floods, tornadoes, and hurricanes), war or terrorism; (ix) changes in GAAP; (x) the effect of any change that is generally applicable to the industries in which the Company operates or the United States economy or securities markets or the world economy or international securities markets; (xi) any change in the mix of the sources of the Company's total revenue; or (xii) any changes or effects to the extent primarily attributable to the fact that Buyer is the buyer.

“Most Recent Balance Sheet Date” and “Most Recent Unaudited Financial Statements” have the meanings set forth in Section 3.6(a)(ii) of this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” means, as of any date:

(i)(A) accounts receivable (net of reserves for doubtful accounts) plus (B) inventory (net of (1) inventory reserves, and (2) Nautilus-branded inventory and (3) Schwinn-branded inventory) plus (C) prepaid expenses and other current assets minus

(ii)(A) accounts payable plus (B) accrued expenses and other current liabilities,

of the Company and the Subsidiaries, on a consolidated basis, as of such date, as determined in accordance with GAAP (subject to Section 3.6(b) of this Agreement) and without giving effect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, “Net Working Capital” shall not include any cash and cash equivalents, deferred income taxes, property and equipment, trademarks, goodwill and other intangible assets, Indebtedness, Seller Expenses, and any fees, expenses or other liabilities incurred in connection with any financing by Seller, Buyer and their respective Affiliates of the transactions contemplated hereby.

“Net Working Capital Adjustment” means an amount (which may be a positive or negative number) equal to the amount determined by subtracting $28,000,000 (twenty-eight million US dollars) from the Net Working Capital as of February 29, 2008 (as determined pursuant to Section 2.2(c)); provided, that the Net Working Capital Adjustment shall be deemed zero ($0) if Net Working Capital as of February 29, 2008 is less than $28,000,000 but greater than $25,600,000.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable as of the Closing Date; (ii) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business securing obligations that (A) are not due and payable and (B) are not in excess of $50,000 in the aggregate at any time; (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; and (iv) reciprocal easement agreements and other customary encumbrances on title to the Leased Property that (A) were not incurred in connection with any indebtedness, (B) do not render title to the property encumbered thereby unmarketable and (C) do not, individually or in the aggregate, materially adversely affect the use or occupancy of such property.

“Pending Tax Liability” means any taxes, penalties and interest and any other related fees or costs that may become due and owing in connection with: (i) a tax audit of the Company’s

German subsidiary Pearl Izumi GmbH commenced within three (3) years of Closing and related to pre-Closing periods, including but not limited to fees and costs incurred by the Company for professional services in connection with assessing and paying the taxes, penalties and interest associated with such an audit; or (ii) any breach of the representations made under Section 3.10(e).

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Purchase Price” means $69,500,000.00 (sixty-nine million five hundred thousand US dollars),

(i) plus the Net Working Capital Adjustment;

(ii) minus (x) Seller Expenses paid by the Company prior to the Closing Date; (y) all Indebtedness except Closing Date Indebtedness; and (z) amounts identified in Schedule 3.13(g) for payments under the Employee Retention Plan (including related social security and Medicare taxes as set forth on Schedule 3.13(g)).

“Seller Expenses” means the following expenses incurred by or on behalf of the Company in connection with the consummation of the transactions contemplated hereby: (i) fees and expenses payable to Wachovia Capital Markets, LLC pursuant to its engagement letter with the Board of Directors of Seller, dated November 13, 2007, and (ii) fees and expenses payable to any legal, accounting or professional entity or person that are fees and expenses of the Company or the Board of Directors of the Company, or Seller or the Board of Directors of Seller; provided, that in no event shall Seller Expenses include any expenses incurred by any legal counsel, accountants, investment bankers, or consultants hired by Buyer or any of their respective Affiliates or any expenses incurred in connection with the financing of the transactions contemplated hereby.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise,

estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under Section 59A of the Code), customs, duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not).

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

“Threshold Amount” means $347,500.00 (three hundred forty-seven thousand five hundred US dollars).

“Transition Agreement” means the form of agreement attached hereto as Exhibit E, governing the provision of services by Seller to the Company for post-Closing matters.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Transition Agreement, the Paying Agent Agreement, and all other agreements and documents entered into in connection with the Transaction and the other transactions contemplated hereby.

Section 1.2 Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the word “including” means “including, but not limited to”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; and (iv) words importing the singular shall also include the plural, and vice versa.

ARTICLE II - PURCHASE AND SALE

Section 2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, and Buyer shall purchase, all of the issued and outstanding capital stock of the Company.

Section 2.2 Purchase Price.

(a) Estimated Purchase Price. No later than two Business Days following the satisfaction or waiver of all conditions required by Article VI of this Agreement (other than those conditions that by their terms cannot be satisfied until Closing) (the “Company Certificate Date”), the Company shall deliver to Buyer a certificate (the “Company Certificate”) setting forth the calculation of the Estimated Purchase Price. The calculation of the Estimated Purchase Price shall be executed by the Company’s Vice President of Finance and shall be determined based upon the Company’s most recent financial statements as of the date of such estimate, taking into account changes in the Company’s financial position since the date of such financial statements. The Company shall deliver to Seller, upon its reasonable request, any information and documentation relied upon by the Company in completing the Company Certificate.

As promptly as practicable but not later than three Business Days after the Company Certificate Date, Buyer shall identify to the Company and Seller any adjustments to the Company Certificate that it reasonably believes are required to accurately set forth the Estimated Purchase Price or shall confirm in writing to the Company that no such adjustments are necessary. If the Company or Seller disputes any such adjustments, they shall all use their reasonable best efforts to resolve such dispute. No later than the next Business Day after the day upon which the parties resolve such dispute, or, in the absence of a dispute on the fourth Business Day after the Company Certificate Date, the Company shall re-deliver to Buyer a certificate (the “Closing Date Certificate”) setting forth the calculation of the Estimated Purchase Price (with such adjustments as the parties have agreed are appropriate, if applicable).

(b) Closing Date Payments.

(i) On the Closing Date, Buyer shall:

(A) Deposit $4,365,000 in cash (such amount, the “Escrow Amount” and such cash, the “Escrow Fund”) into an escrow account (the “Escrow Account”), pursuant to an escrow agreement (the “Escrow Agreement”) to be entered into on the Closing Date among Buyer, Seller and an escrow agent to be mutually agreed upon between Buyer and Seller (the “Escrow Agent”), substantially in the form of Exhibit B attached hereto (which Escrow Amount may be increased or decreased by one hundred percent of the earnings and interest, or fifty percent of the costs and fees, associated with the Escrow Fund and Escrow Account, as more specifically provided in the Escrow Agreement); and

(B) Pay Seller an amount in cash equal to the remaining amount after deduction from the Estimated Purchase Price for:

(I) the Escrow Amount; and

(II) Seller Expenses.

(ii) Before any payment or deposit is made by Buyer under (i) above, Seller shall present evidence of release of all Company assets from the Bank of America liens filed November 2007 and January 2008.

(c) Calculation of the Post-Closing Adjusted Purchase Price.

(i) As soon as practicable, but no later than 90 days after the Closing Date, Seller shall prepare and deliver to Buyer a proposed calculation of the post-Closing adjusted Purchase Price (the “Proposed Purchase Price”) reflecting Seller’s calculation of the Net Working Capital Adjustment (the “Proposed Net Working Capital Adjustment”). Such calculations shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.”

(ii) If Buyer does not give written notice of dispute (a “Purchase Price Dispute Notice”) to Seller within 30 days after receiving the Proposed Closing Date Calculations, Buyer and the other parties hereto agree that (A) the Proposed Net Working Capital Adjustment shall be deemed to be the Net Working Capital Adjustment, and (B) the Proposed Purchase Price shall be deemed to be the Purchase Price. If Buyer gives Seller a Purchase Price Dispute Notice (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 30-day period, Seller and Buyer will use reasonable efforts to resolve the dispute during the 30-day period commencing on the date Seller receives the applicable Purchase Price Dispute Notice from Buyer.

(iii) If Buyer and Seller do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to a nationally-recognized accounting firm mutually agreed to by the parties (the “Accounting Firm”) which is independent. Each party agrees to execute, if required by the Accounting Firm, an engagement letter with the Accounting Firm containing reasonable and customary terms. The Accounting Firm shall determine only those issues still in dispute at the time of submission to the Accounting Firm, and the Accounting Firm’s determination shall be based upon and consistent with the terms and conditions of this Agreement. The determination by the Accounting Firm shall be based on presentations with respect to such disputed items by Buyer and Seller to the Accounting Firm and, if determined necessary by the Accounting Firm, on the Accounting Firm’s independent review. Each of Buyer and Seller shall use its reasonable best efforts to make its presentation as promptly as practicable following submission to the Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Accounting Firm. In deciding any matter, the Accounting Firm (i) shall be bound by the provisions of this Section 2.2(c) and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Buyer or Seller or less than the smallest value for such item claimed by Buyer or Seller. The Accounting Firm’s determination shall be made within 30 days after its engagement, shall be set forth in a written statement delivered to Buyer and Seller and shall be final, conclusive, non-appealable and binding for all purposes hereunder; provided, that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction but only upon a finding that the Accounting Firm committed manifest error with respect to its determination. The determination of the Accounting Firm shall not be deemed an award subject to review under the Federal Arbitration Act or any other statute. The Accounting Firm will revise the Proposed Closing Date Calculations as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.2(c). The Proposed Purchase Price together with any revisions thereto pursuant to this Section 2.2(c) shall be deemed the actual Purchase Price for purposes hereof.

(iv) In the event Buyer and Seller submit any unresolved objections to an Accounting Firm for resolution as provided in this Section 2.2(c), the responsibility for the fees and expenses of the Accounting Firm shall be as follows:

(A) if such Accounting Firm resolves all of the remaining objections in favor of Buyer’s position (Buyer’s position on the Purchase Price is referred to herein as the “Low Value”), then Seller will be responsible for all of the fees and expenses of the Accounting Firm;

(B) if the Accounting Firm resolves all of the remaining objections in favor of Seller’s position (Seller’s position on the Purchase Price is referred to herein as the “High Value”), then Buyer will be responsible for all of the fees and expenses of the Accounting Firm; and

(C) if such Accounting Firm neither resolves all of the remaining objections in favor of Seller’s position nor resolves all of the remaining objections in favor of Buyer’s position (the Purchase Price so determined is referred to herein as the “Actual Value”), then that fraction of the fees and expenses of the Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value shall be paid by Seller, and Buyer will be responsible for the remainder of the fees and expenses of the Accounting Firm.

(v) Each of Buyer and Seller will make the financial records of the Company available to the other party, its accountants, the Accounting Firm and other representatives of the other party and the Accounting Firm at reasonable times upon reasonable notice at any time before and after the delivery of the Proposed Closing Date Calculations and continuing during the resolution of any objections with respect to the Proposed Closing Date Calculations.

(d) Adjustment to Estimated Purchase Price.

(i) If the difference between (A) the Purchase Price determined in accordance with Section 2.2(c), minus (B) the Estimated Purchase Price as set forth in the Closing Date Certificate (the “Actual Adjustment”) is a positive amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.2(c) above, Buyer will pay to Seller such positive amount, without interest.

(ii) If the Actual Adjustment is a negative amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.2(c) above, Seller will pay to Buyer such negative amount, without interest.

Section 2.3 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Garvey Schubert Barer, Seattle, Washington, at 10:00 A.M. Pacific Time on the Business Day following the later of (i) satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing); or (ii) the delivery of the Closing Date Certificate in accordance with the terms of Section 2.2(a) of this Agreement; or on such date and time as Buyer and Seller shall mutually agree. Closing may occur upon receipt of facsimile or .pdf signatures, with original signatures to be provided within three business days. The time and date of the Closing is herein called the “Closing Date.”

For clarification purposes, any calculations made pursuant to this Agreement with reference to the Closing Date, the Closing, or immediately prior to the Closing or the Closing Date, shall be deemed to be in reference to the close of business on the Business Day immediately preceding the Closing Date. By way of example, cash credited to the account of the Company on the Business Day prior to the Closing Date shall be considered the property of Seller for purposes hereof, but cash credited to the account of the Company at any time on the Closing Date shall be deemed the property of Buyer (consolidated with the Company) upon Closing.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND SELLER

Except as disclosed in the Company Disclosure Schedule attached hereto as Exhibit A (the "Company Disclosure Schedule"), the Company and Seller hereby represent and warrant, jointly and severally, to Buyer the statements contained in this Article III as of the date of this Agreement and (except for any representations and warranties that speak as of a different specified date) as of the Closing Date. The Company Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article III; provided, that any information disclosed relative to one section of Article III shall be deemed to be disclosed in respect of any and all other sections of Article III to the extent that such disclosure is responsive or relevant to the matters addressed in such other section(s). The representations and warranties set forth in this Article III shall be additive to, and not mutually exclusive or in derogation of, one another.

Section 3.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Except as set forth in Schedule 3.1, the Company has the corporate power and authority to own or lease its property and assets and to carry on its business as presently conducted, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. Each Subsidiary of the Company is a business entity that is duly organized, validly existing and (to the extent relevant in the jurisdiction of organization) in good standing under the laws of its jurisdiction of organization, has all organizational powers to own or lease its property and assets and to carry on its business as presently conducted, and is duly qualified to do business as a foreign corporation and (to the extent relevant in other jurisdictions) is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. The Company has previously provided or made available to Buyer true and complete copies of (i) its Articles of Incorporation and all amendments thereto or restatements thereof, (ii) its bylaws as currently in effect and (iii) true and complete copies of the certificate or articles of incorporation and bylaws (or equivalent governing instruments), as currently in effect, of each Subsidiary.

Section 3.2 Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by the Company in connection herewith and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all necessary corporate action. This

Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Seller and Buyer, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

Section 3.3 Non-contravention. None of the execution and delivery of this Agreement or any other Transaction Document, the consummation of the Transaction and the other transactions contemplated hereby and thereby nor the fulfillment of and the performance by the Company of its obligations hereunder and thereunder will (i) contravene any provision contained in the Company’s Articles of Incorporation or bylaws or, (ii) except as set forth in Schedule 3.3, conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default under or give rise to any right of termination, cancellation, acceleration or to a loss of any benefit (with or without the lapse of time, the giving of notice, or both) under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) to the Company’s Knowledge, any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which the Company or any of the Subsidiaries is a party or by which any of them is bound or to which any of their respective assets or properties are subject, (iii) except as contemplated herein or with respect to Liens granted to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby, result in the creation or imposition of any Lien, other than any Permitted Lien, on any of the assets or properties of the Company or the Subsidiaries, or (iv) except as set forth in Schedule 3.3, result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any obligation of the Company or any Subsidiaries, which in the case of any of clauses (ii) through (iv) above, has had or could have a Material Adverse Effect, or could prohibit, materially impair or materially delay the ability of the Company to consummate the transactions contemplated hereby and thereby.

Section 3.4 Consents. Except for (i) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act and other antitrust laws, and (ii) the filings, consents and approvals set forth in Schedule 3.4, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or any other Transaction Documents to be executed by the Company or the consummation of the transactions contemplated hereby or thereby by the Company.

Section 3.5 Capitalization; Subsidiaries.

(a) As of the date hereof, the Company’s authorized capital stock consists solely of 100 shares of Common Stock, all of which are outstanding and held by Seller. The Company does not have any outstanding or authorized options or warrants, relating to its capital stock or any outstanding securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from it, by contract or otherwise, any shares of its capital stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, are fully paid and are nonassessable. There are no Liens on the issued and outstanding shares, nor have the outstanding shares been pledged in any manner, and no legends or other purported encumbrance appears on any certificate representing the outstanding shares. No proxies have been granted with respect to the Company’s outstanding Common Stock.

(b) All Subsidiaries of the Company are listed in Schedule 3.5(b). All of the outstanding capital stock of, or other ownership interests in, each Subsidiary of the Company is owned beneficially and of record by the Company, directly or indirectly, is validly issued, fully paid and nonassessable and free and clear of any preemptive rights (other than such rights as may be held by the Company), restrictions on transfer, Taxes or Liens. There are no authorized or outstanding securities of the Company or any of the Subsidiaries convertible into or exchangeable for, options or warrants or the right to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of, any Subsidiary. Except as set forth in Schedule 3.5(b), no shares of capital stock or any ownership, partnership or other equity or investment interest in any Person is directly or indirectly owned or held, either of record, beneficially or equitably, by the Company or any of the Subsidiaries listed in Schedule 3.5(b). No proxies have been granted with respect to the outstanding ownership interests of any Subsidiary. Effective at or prior to Closing, the Company will have transferred all of its equity interests in Pearl Izumi Europe B.V. to Seller.

Section 3.6 Financial Statements.

(a) Attached hereto as Schedule 3.6 are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) the unaudited consolidated balance sheets of the Company as of December 31, 2006 and December 31, 2007 and the related unaudited consolidated income statements for the years ended December 31, 2006 and December 31, 2007; and

(ii) the unaudited consolidated balance sheet of the Company (the “Most Recent Balance Sheet”) as of January 31, 2008 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows for the one (1) month then ended (the “Most Recent Unaudited Financial Statements”).

(b) Except as described in Schedule 3.6, the Financial Statements (i) have been prepared in good faith from the books and records of the Company kept in the ordinary course of business consistent with past practices, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except for the absence of footnotes and, in the case of the Most Recent Unaudited Financial Statements, subject to normal year-end adjustments and (iii) fairly present, in all material respects, the consolidated assets, liabilities and financial condition of the Company as of the dates thereof and for the periods then ended (subject to the absence of footnotes and, in the case of the Most Recent Unaudited Financial Statements, to normal year-end adjustments).

(c) Except as set forth in Schedule 3.6, there are no liabilities of the Company and the Subsidiaries of any kind, other than (a) liabilities provided for in the Most Recent Balance Sheet;

(b) liabilities not required under GAAP to be shown on the Most Recent Balance Sheet for reasons other than the contingent nature thereof or the difficulty of determining the amount thereof; or (c) liabilities incurred in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date. The Financial Statements and any other financial statements to be provided prior to Closing, including but not limited to the February 29, 2008 financial statements, include appropriate reserves, expenses or set-asides for (1) all design issues described in Schedule 3.6, and (2) all pending and open litigation described in Schedule 3.9.

(d) The Company has good and marketable title to all assets set forth on the Most Recent Balance Sheet, except for such assets as have been sold, transferred or otherwise disposed of in the ordinary course of business since the Most Recent Balance Sheet Date.

Section 3.7 Absence of Certain Developments. Except as set forth in Schedule 3.7, since the Most Recent Balance Sheet Date there has not been any Material Adverse Effect and the Company has conducted its business in the ordinary and usual course consistent with past practices, and used its commercially reasonable efforts, consistent with past practices, to preserve intact its business relationships with third parties, including, without limitation, customers, suppliers, distributors and employees. Except as set forth in Schedule 3.7, since the Most Recent Balance Sheet Date, neither the Company nor any of its Subsidiaries has:

(a) sold, leased, licensed or otherwise disposed of any material assets or property except (i) pursuant to existing contracts or commitments disclosed on Schedule 3.15 or (ii) in the ordinary course of business consistent with past practice;

(b) (i) incurred or assumed any debt, except in each case in the ordinary course of business, (ii) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except Seller, the Company or its Subsidiaries), (iii) made any loans, advances or capital contributions to any other Person (except Seller, the Company or its Subsidiaries), or (iv) mortgaged or pledged any material assets or created any Lien upon any material assets except for Permitted Liens;

(c) had any material change in any compensation arrangement or agreement with any director, officer, shareholder or employee of the Company, incurred or made any payment of any dividend or distribution, or had any material change by the Company in its accounting methods or practices; or

(d) agreed or committed to do any of the foregoing.

Section 3.8 Governmental Authorizations; Licenses; Etc. Except as set forth in Schedule 3.8, the business of each of the Company and its Subsidiaries has been operated in compliance with all applicable laws, rules, regulations, codes, ordinances and orders of all Governmental Authorities. Except as set forth in Schedule 3.8 (and for licenses for Intellectual Property Rights), each of the Company and its Subsidiaries has all permits, licenses, approvals, certificates and other authorizations, and has made all notifications, registrations, certifications and filings with all Governmental Authorities, necessary for the operation of its business as currently conducted. Except as set forth in Schedule 3.8, as of the date hereof, there is no action, case or proceeding pending or, to the Company’s Knowledge, threatened by any Governmental

Authority with respect to (i) any alleged violation by the Company or its Subsidiaries of any statute, law, rule, regulation, code, ordinance or order of any Governmental Authority, or (ii) any alleged failure by the Company or its Subsidiaries to have any permit, license, approval, certification or other authorization required in connection with the operation of the business of each of the Company and its Subsidiaries.

Section 3.9 Litigation. Except as set forth in Schedule 3.9, there are no:

(i) judgments, decrees, lawsuits, actions, proceedings, claims, complaints, or injunctions pending or, to the Company’s Knowledge, threatened; or

(ii) orders or investigations by or before any Governmental Authority pending or, to the Company’s Knowledge, threatened;

against the Company or its Subsidiaries (i) relating to the Company, any Subsidiary, or their respective businesses or properties, or (ii) seeking to enjoin the transactions contemplated hereby. Except as set forth in Schedule 3.9, the Company is not a party to any litigation (and, to the Company’s Knowledge, the Company has not been threatened with any litigation) which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby. Except as set forth on Schedule 3.9, to the Knowledge of the Company, the Company has not received any claims, complaints or other correspondence from any of its customers, distributors or authorized dealers alleging a breach by the Company of any agreement to which the Company is a party or alleging a breach by the Company of the HSR Act or any other antitrust laws.

Section 3.10 Taxes.

(a) Except as set forth in Schedule 3.10, Seller, the Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it for taxable periods ending on and after December 31, 2006, all such Tax Returns have been prepared in material compliance with all applicable laws and regulations and are true, correct and complete in all material respects. Except as set forth in Schedule 3.10, all Taxes owed by each of Seller, the Company and its Subsidiaries for such periods have been timely paid.

(b) Except as set forth in Schedule 3.10:

(i) neither the Company nor any Subsidiary is currently the subject of a Tax audit or examination;

(ii) neither the Company nor any Subsidiary has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority;

(iii) neither the Company nor any Subsidiary has received from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;

(iv) neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement with a Person other than the Company or any Subsidiary;

(v) no claim has been made in writing to Seller, the Company or any of the Subsidiaries by a Governmental Authority responsible for taxation in a jurisdiction where Seller, the Company or any of the Subsidiaries does not file reports and returns that the Company or any of the Subsidiaries is or may be subject to taxation by that jurisdiction;

(vi) the Company and its Subsidiaries have withheld, reported and paid all Taxes required to be withheld, reported and paid;

(vii) the Company is a member of a consolidated group with Seller as parent under Treasury Reg. Section 1.1502-6;

(viii) neither the Company nor its Subsidiaries have filed any disclosures under Code Sections 6662 or 6011 to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return; and

(ix) neither the Company nor any of its Subsidiaries is a partner or owner in a partnership, joint venture, co-tenancy or any similar entity or arrangement where the Company or Subsidiary holds or controls 50% or less of the voting power or value of such entity or arrangement.

(c) Schedule 3.10 sets forth a list of Tax Returns relating to taxable periods ending on and after December 31, 2004 which have been audited or currently are the subject of an audit.

(d) A list of all United States federal income elections and other material State and foreign elections related to Tax matters with respect to taxable periods ending on and after December 31, 2004 by the Company or its Subsidiaries with any Governmental Authority is set forth in Schedule 3.10, including the Company’s election to file consolidated returns (irrespective of the date of such election).

(e) No deficiencies have been asserted or assessments made against Seller, nor is any Governmental Authority now asserting or threatening to assert against Seller any deficiency or claim for additional Taxes or interest thereon or penalties in connection therewith, to the extent any such deficiency may affect or encumber (i) Seller’s ownership interest in the Company, or (ii) the Company’s assets.

Section 3.11 Environmental Matters. Except as set forth in Schedule 3.11 hereto:

(a) The Company and its Subsidiaries are and at all times have been in material compliance with all applicable Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries has received any material written notice, report, request for information, demand, order, decree, complaint, penalty, or notice of violation regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws, or in connection with exposure to Hazardous Substances, other than with respect to matters that have been fully resolved with no further liabilities or obligations on the part of the Company or any of its Subsidiaries.

(c) Neither the Company nor its Subsidiaries has released, discharged or otherwise disposed of any Hazardous Substances at, on or beneath any currently or formerly owned or operated property; and, to the Company’s Knowledge, no other Person has released, discharged or otherwise disposed of Hazardous Substances in a manner that would result in liability to the Company.

(d) Neither the Company nor any Subsidiary has entered into any agreement, in connection with the sale of any business or property, that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any other Person from or against any liabilities or costs arising under Environmental Laws.

Section 3.12 Employee Matters. Except as set forth in Schedule 3.12, (i) neither the Company nor any of its Subsidiaries has entered into or is bound by any collective bargaining or labor agreements with respect to any of its or their employees, (ii) there is no labor strike, labor dispute, or work stoppage or lockout pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries and during the past three years there has been no such action, (iii) to the Company’s Knowledge, no union organization campaign is in progress with respect to any of the employees of the Company or its Subsidiaries, and no question concerning representation exists respecting such employees, and (iv) during the past three years, there has been no actual or threatened unfair labor practice, charge or complaint pending against the Company or any of its subsidiaries with the National Labor Relations Board or the corresponding Governmental Authority in the jurisdiction in which the Company or any of its Subsidiaries is located. Neither the Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities within the last three years that would violate or in any way implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local plant closing or mass layoff statute, rule or regulation.

Section 3.13 Employees; Compensation; Employee Benefit Plans.

(a) Schedule 3.13(a) lists all Employee Benefit Plans.

(b) No Employee Benefit Plan is a Multiemployer Plan or a “pension plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, and no Employee Benefit Plan provides health or other welfare benefits to former employees of the Company or any of its Subsidiaries other than as required by COBRA.

(c) Except as set forth in Schedule 3.13(c), each Employee Benefit Plan is maintained and administered in compliance in all material respects with the applicable requirements of ERISA, the Code and any other applicable laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service that such Employee Benefit Plan is so qualified and, to the Company’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan.

(d) Each Employee Benefit Plan that is subject to the requirements of COBRA has been maintained in all material respects in compliance with the requirements of COBRA.

(e) None of the Company, any of its ERISA Affiliates or any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject the Company or any of its Subsidiaries to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law.

(f) With respect to each Employee Benefit Plan, the Company has made available to Buyer true, complete and correct copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements, and (iv) the most recent Internal Revenue Service determination letter or opinion letter.

(g) Except as set forth on Schedule 3.13(g), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee of the Company or any of its Subsidiaries to payment under any severance pay plan, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee. Schedule 3.13(g) includes a detailed itemization of all payments to be made, both in the aggregate and to individual payees, and includes the names of such individual payees.

(h) Except as set forth on Schedule 3.13(h), no amounts payable to any employee of the Company in connection with the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(i) There are no pending, or, to the Knowledge of the Company, threatened claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, by any Person against any Employee Benefit Plan, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(j) Each Employee Benefit Plan can be terminated at any time by the Company or its plan sponsor without payment of additional contributions or the accrual of additional benefits.

(k) Except as set forth in Schedule 3.13(k), the Company maintains no nonqualified deferred compensation plan subject to Section 409A of the Code.

(l) With respect to each Employee Benefit Plan, all contributions and payments related to such plans have been made, accrued or properly reserved in the Financial Statements for any payment, liability or contribution (including Company matching contributions, if any) relating to pre-2008 calendar years.

(g) With respect to any compensation or bonuses due and owing to employees and relating to pre-2008 calendar years, including but not limited to bonuses for calendar year 2007 that may be calculated in 2008, all such amounts have been made, accrued or properly reserved in the Financial Statements.

Section 3.14 Intellectual Property Rights.

(a) Except as set forth in Schedule 3.14(a)(i), the Company and its Subsidiaries are the sole owners of and possess all right, title and interest in, free and clear of all Liens, or have a valid and enforceable license to use, all of the Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property Rights”). Except as set forth in Schedule 3.14(a)(vi), the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries (i) that are registrations or applications are in the name of the Company or a Subsidiary, and (ii) have not been canceled, abandoned or expired (subject to the Company and/or its Subsidiary to allow otherwise). Except as set forth in Schedule 3.14(a)(vii), as of the Closing Date, the Company or its Subsidiaries have made the filings necessary to maintain the registered status of their respective registered patents and trademarks, and foreign patent applications, and are in compliance with all agreements with third parties concerning the Company Intellectual Property Rights. With respect to all of the Company Intellectual Property Rights, Company shall have taken such steps such that for a period of six (6) months following the Closing Date, there shall be no due dates calling for responses to the relevant patent, trademark, and copyright offices, and responses to inquiries from foreign associates, that have not been responded to as is appropriate for protecting the Company Intellectual Property Rights to the fullest extent possible. Schedule 3.14(a)(ii) sets forth a list of (i) all registrations for or issuances of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries; (ii) all applications for the registration of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries; and (iii) all computer software owned or licensed by the Company or any Subsidiary as of the date hereof. Except as set forth in Schedule 3.14(a)(iii), (i) within the two (2) year period prior to the date of this Agreement, no claim by any third party has been asserted against the Company or any Subsidiary contesting the validity, enforceability, or ownership of any Company Intellectual Property Right or the right to use any Company Intellectual Property Right, and (ii) none of the Company Intellectual Property Rights are currently involved in any reexamination, reissue, interference, cancellation, or opposition proceeding and no such proceedings are pending or threatened. Except as set forth in Schedule 3.14(a)(iv), neither the Company nor any Subsidiary has, within the two (2) year period prior to the date of this Agreement and as of the date of this Agreement, (i) received any written notice of, (ii) Knowledge of, or (iii) filed suit, alleging any infringement, misappropriation, dilution or other violation by any third party with respect to any of the Company Intellectual Property Rights or seeking any other relief (equitable or legal) regarding any product, service, or Company Intellectual Property Right. Except as set forth in Schedule 3.14(a)(v), the Company and its Subsidiaries have not infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any third party prior to the date hereof. The consummation of the transactions contemplated herein will not result in any material loss or impairment of the Company’s or any Subsidiary’s right to own or use any Company Intellectual Property Rights.

(b) With respect to that certain Third Restated and Amended Technology License Agreement, made as of February 22, 2005, by and between the Company and Licensor/Japan (the “License Agreement”):

(i) As of the Closing Date, the Company is not in possession of any information or other Intellectual Property Rights that may constitute Technical Information (as defined in the License Agreement);

(ii) The Company is not required to obtain the approval or consent of Licensor/Japan for the production of any Product (as defined in the License Agreement) manufactured, distributed or sold as of the Closing Date, as provided in Section 2.1 of the License Agreement; and

(iii) None of the products manufactured, distributed or sold by the Company as of the Closing Date utilize or incorporate any Technical Information, nor does the manufacture, distribution or sale of such products as of the Closing Date utilize or incorporate any Technical Information.

Section 3.15 Contracts. Schedule 3.15 identifies all contracts (except for purchase orders and dealer agreements executed in the normal course of business), agreements, leases, permits or licenses, to which, as of the date hereof, the Company or any Subsidiary is a party or is otherwise bound, of the type described below (the “Contracts”):

(a) all agreements or commitments for the purchase by the Company or any of its Subsidiaries of services or of machinery, equipment or other personal property, other than those that are for amounts not to exceed $25,000;

(b) all employment agreements, consulting or severance agreements, and all agreements referenced in Schedule 3.18;

(c) all agreements pursuant to which the Company or any Subsidiary (i) licenses to any third party any of the Company Intellectual Property Rights owned by the Company or any Subsidiary or (ii) obtains a license to use any Company Intellectual Property Rights;

(d) all agreements prohibiting the Company or any Subsidiary from freely engaging in any business or competing with any Person, in any manner, in any area;

(e) all mortgages, indentures, notes, bonds or other agreements relating to any Indebtedness, and all guarantees of the indebtedness of any third party by the Company or any of the Subsidiaries;

(f) all partnership agreements and joint venture agreements relating to the Company and its Subsidiaries;

(g) all agreements relating to the acquisition or disposition of any amount of assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchases and sales of products produced or distributed by the Company or its Subsidiaries in the ordinary course of business; and

(h) any commitment to do any of the foregoing described in clauses (a) through (g).

Each Contract identified in Schedule 3.15 (a) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, enforceable against the Company or its Subsidiary, as the case may be, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), and (b) is in full force and effect. As of the date hereof, the Company has made available to Buyer true and complete copies of all Contracts, including all amendments thereto. There are no existing defaults or breaches by the Company or its Subsidiaries, or events or circumstances which have occurred, with or without notice or lapse of time or both, that would constitute a default or breach by the Company or its Subsidiaries, under any Contracts which could be reasonably expected to have a Material Adverse Effect. To the Company’s Knowledge, no third party to any Contract, is in default or breach in any respect under any Contract.

Section 3.16 Insurance. Schedule 3.16 contains an accurate and complete description of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company and its Subsidiaries as of the date hereof. All such policies are, as of the date hereof, in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Property.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries owns any real property. Schedule 3.17(a) sets forth (whether as lessee or lessor) a list of all leases of real property (such real property, the “Leased Property”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each a “Real Property Lease,” and collectively the “Real Property Leases”). As of the date hereof the Company has made available to Buyer true and complete copies of all Real Property Leases, including all amendments thereto. Except as set forth on Schedule 3.17(a), each Real Property Lease is valid and binding on the Company and, to the Company’s Knowledge, on the other parties thereto and is in full force and effect. Except as set forth on Schedule 3.17(a), the Company and each of its Subsidiaries and, to the Company’s Knowledge, each of the other parties thereto has performed in all material respects all material obligations required to be performed by it under each Real Property Lease. To the Company’s Knowledge, the Leased Property complies with all applicable laws and is benefited by those material licenses or material permits required to be maintained for the development, or use or occupancy of any portion of the Leased Property. No consent or approval is required on any Real Property Lease from any Person, including but not limited to any real property landlord or banking entity, in connection with the execution of the Transaction Documents or the consummation of the transactions contemplated therein.

(b) Except as set forth on Schedule 3.17(b), the Company and its Subsidiaries have good and marketable title to, or have valid leasehold interests in, all material personal property reflected on the Most Recent Unaudited Financial Statements or acquired after the Most Recent Balance Sheet Date, in each case free and clear of all Liens, except for Permitted Liens and except for personal property and assets sold since the Most Recent Balance Sheet Date in the ordinary course of business consistent with past practices.

Section 3.18 Transaction with Affiliates. Except as set forth in Section 9.1 and Schedule 3.18, none of the Company’s directors or officers is involved in any business arrangement or relationship with the Company or its Subsidiaries other than employment arrangements entered into in the ordinary course of business, and none of the Company’s directors or officers owns any property or right, tangible or intangible, which is used by the Company or its Subsidiaries in connection with the operation of their businesses.

Section 3.19 Brokers. Except for Wachovia Capital Markets, LLC, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Seller, the Company or its Subsidiaries in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.20 Products Liability. Schedule 3.20 sets forth a list of all civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, proceedings or demand letters, and, to the Knowledge of the Company, all investigations undertaken by a Governmental Authority, in each case relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any of its Subsidiaries that were pending at any time during the past three years, or, to the Knowledge of the Company, threatened at any time during the past three years. None of the matters set forth on Schedule 3.20 has had or would reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any current or potential recall of any of its products, and since August 1, 2005, there have not been any product recalls or post-sale warnings by the Company or any of its Subsidiaries relating to any product.

Section 3.21 Accounts Receivable and Inventory. The accounts receivable of the Company and its Subsidiaries reflected in the Most Recent Balance Sheet and such additional accounts receivable of the Company and its Subsidiaries as are reflected on the books and records of the Company and its Subsidiaries on the date hereof or that will be reflected on such books and records as of the Closing arose out of bona fide sales and deliveries of goods, performance of services or other business transactions, arose in the ordinary course of business and have been reflected on the Most Recent Balance Sheet or the books and records of the Company and its Subsidiaries, as applicable, in a manner consistent with prior practices of the Company and its Subsidiaries and in accordance with GAAP, in each case except to the extent reserved against thereon. Except as set forth in Schedule 3.21, such accounts receivable do not include any (a) deferred billing that is not yet invoiced or (b) estimated earnings on uncompleted projects. Except as set forth in Schedule 3.21, the inventories of the Company and its Subsidiaries reflected on the Most Recent Balance Sheet and held by the Company and its Subsidiaries on the date hereof are, or the inventories of the Company and its Subsidiaries held by the Company and its Subsidiaries on the Closing Date will be, usable or saleable in the ordinary course of business consistent with past practice of the Company and its Subsidiaries, and are not obsolete or discounted items, except to the extent reserved against thereon. Such inventories have been reflected on the Most Recent Balance Sheet consistent with prior practices of the Company and its Subsidiaries and in accordance with GAAP.

Section 3.22 Customers and Suppliers. Schedule 3.22 sets forth the top 10 customers of the Company and its Subsidiaries based on gross sales of the Company and its Subsidiaries for the twelve months ended December 31, 2007 (the “Significant Customers”). Except as set forth on Schedule 3.22, neither the Company nor any of its Subsidiaries has, since the Most Recent Balance Sheet Date, received any notice that any Significant Customer of the Company and its Subsidiaries (i) has ceased, or will cease, to purchase products, or (ii) has substantially reduced or will substantially reduce, the purchase of products. Schedule 3.22 sets forth the top 5 suppliers of the Company and its Subsidiaries based on the operating expenses of the Company and its Subsidiaries for the twelve months ended December 31, 2007.

Section 3.23 Absence of Certain Practices. To the Knowledge of the Company, none of the Company, any Subsidiary or any director, officer, manager or employee of any such Person, has, in connection with the operation of the business of the Company or any Subsidiary, (i) paid, offered or promised to pay, or authorized the payment, directly or indirectly, through any other Person or firm, any monies or anything of value to any Person or firm employed by or acting for or on behalf of any Person, whether private or governmental, or any government official or employee of any political party or candidate for political office, in each case for the purpose of illegally inducing or rewarding any action by any official favorable to the Company or any Subsidiary in connection with the business of the Company or any Subsidiary, or (ii) taken any other act that, if taken by a Person subject to United States law, would violate Section 30A of the Securities Exchange Act of 1934, as amended. To the Knowledge of the Company, none of the Company, any Subsidiary or any director, officer, manager or employee of any such Person, or any Person acting on behalf of any of the foregoing, has, in connection with the operation of the business of the Company or any Subsidiary, accepted or received any unlawful contributions, payments, gifts or expenditures.

Section 3.24 NO ADDITIONAL REPRESENTATIONS. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE ASSETS OF THE BUSINESS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THE BUSINESS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND THE PURCHASER SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

Section 3.25 Commitments to Licensor/Japan. As of the Closing, Schedule 3.25 sets forth the entire commitment of the Company to Licensor/Japan consisting of all currently due and owing amounts as well as contingent amounts, whether pursuant to written agreements or oral agreements, in whatever form of payment including but not limited to outstanding principal and interest, royalty payments (outstanding or contingent), reductions or rebates. There are no other Company commitments or obligations with respect to Licensor/Japan except as described on Schedule 3.25.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Company as of the date hereof and (except for any representations and warranties that speak as of a different specified date) as of the Closing as hereafter set forth in this Article IV:

Section 4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and lease its property and assets and to carry on its business as presently conducted. Buyer has delivered to Seller true and complete copies of its articles or certificate of incorporation (and all amendments thereto) and bylaws (as currently in effect).

Section 4.2 Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by it in connection herewith and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all necessary corporate action. This Agreement and each other agreement or instrument to be executed in connection herewith has been duly authorized, executed and delivered by Buyer and, assuming that this Agreement and each other agreement to be executed by Buyer in connection herewith, has been duly and validly authorized, executed and delivered by Buyer, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.3 Non-contravention. The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document, the consummation of the Transaction and each of the other transactions contemplated hereby and thereby will not (i) contravene any provision contained in such entity’s articles or certificate of incorporation or bylaws, (ii) conflict with, violate or result in a material breach of or constitute a material default under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which such entity is a party or by which it is bound or to which any of its assets or properties are subject or (iii) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity any material obligation of such entity.

Section 4.4 No Consents. Except for (i) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, and (ii) filings, consents and approvals set forth in Schedule 4.4, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Buyer.

Section 4.5 Litigation. Buyer is not a party to any litigation or threatened litigation which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby.

Section 4.6 Financial Ability. Buyer has funds available to make all payments due to Seller in accordance with the terms hereof.

Section 4.7 Acknowledgement by Buyer.

(a) Buyer acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and its

Subsidiaries. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in this Agreement, and Buyer acknowledges that, other than as set forth in this Agreement (including the attached schedules and exhibits and documents delivered pursuant hereto), none of the Company, its Subsidiaries, Seller, or any of their respective directors, officers, employees, Affiliates, shareholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer and its agents or representatives prior to the execution of this Agreement.

(b) Buyer acknowledges that for purposes of the Schedules attached hereto, each disclosure set forth in the Schedules shall relate (i) to the representations and warranties to which it has been expressly disclosed and (ii) to any other representations and warranties to which such disclosure is responsive.

ARTICLE V - COVENANTS AND AGREEMENTS

Section 5.1 Access and Information.

(a) From the date hereof, Buyer shall be entitled to make or cause to be made such reasonable investigation of the Company and its Subsidiaries, and the financial and legal condition thereof and the condition of any property owned or leased by the Company and its Subsidiaries, as Buyer deems reasonably necessary or advisable during normal business hours and upon advance notice, and the Company shall cooperate with any such investigation; provided, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the normal operation of business. Buyer agrees to conduct any such inquiries with reasonable discretion and sensitivity to the Company’s relationships with its employees, customers and suppliers.

(b) All information disclosed in writing, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to Buyer (or its representatives or Affiliates) shall be kept confidential by such Persons in accordance with the confidentiality agreement dated October 25, 2007 by and between Buyer and Seller (the “Confidentiality Agreement”) and shall not be used by any Person, other than in connection with the transactions contemplated by this Agreement.

Section 5.2 Conduct of Business by the Company. From the date hereof to the Closing Date, the Company will and will cause each of its Subsidiaries to, except in each case, as (x) otherwise expressly provided herein, (y) listed on Schedule 5.2 hereto, or (z) consented to in writing by Buyer (such consent not to be unreasonably withheld), conduct its business only in the ordinary and regular course in substantially the same manner heretofore conducted, and use its commercially reasonable efforts, consistent with past practices, to preserve intact its business relationships with third parties, including, without limitation, customers, suppliers, distributors and employees, and to keep available the services of its present officers and employees, and the Company will not, and will not permit any of its Subsidiaries to:

(a) take or omit to be taken any action which would result in a Material Adverse Effect or that would make any representation or warranty of the Company hereunder inaccurate at the Closing Date such that the closing condition set forth in Section 6.2(a) shall not be satisfied as of such date;

(b) adopt or propose any change in its articles of incorporation or by-laws or other organizational documents;

(c) merge or consolidate with any other Person, acquire a material amount of the assets of any other Person, or purchase or otherwise acquire any equity interest in any Person;

(d) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments disclosed on Schedule 3.15 or (ii) in the ordinary course of business consistent with past practice;

(e) sell, transfer, pledge, encumber or otherwise dispose of any equity interests in any Subsidiary;

(f) redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries;

(g) effect any reorganization or recapitalization, split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests;

(h) offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any voting securities of, the Company or any of its Subsidiaries;

(i) cancel or materially amend any insurance policy;

(j) settle or agree to settle any litigation, action or proceeding other than in the ordinary course of business consistent with past practices but not in any case involving amounts in excess of $75,000;

(k) (i) incur or assume debt in amounts in the aggregate in excess of $50,000, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except the Company, its Subsidiaries or Seller), except such obligations which do not have an aggregate value of greater than $50,000, (iii) make any loans, advances or capital contributions to any other Person (except the Company, its Subsidiaries or Seller) in amounts in the aggregate in excess of $50,000, or (iv) mortgage or pledge any material assets or create any Lien upon any material assets except for Permitted Liens;

(l) effect any change in any accounting methods, principles or practices in effect as of the Most Recent Balance Sheet Date, except as may be required by GAAP or applicable law;

(m) enter into or assume any contract, agreement or other arrangement which, if in existence on the date hereof, would be required to be disclosed in Schedule 3.15, or modify, amend or terminate any contract, agreement or other arrangement required to be disclosed in Schedule 3.15, except in the ordinary course of business and consistent with past practice, or waive, release or assign any material rights or claims under, or violate any of the material terms of, any contract, agreement or other arrangement required to be disclosed in Schedule 3.15;

(n) abandon, fail to maintain or cancel any material Company Intellectual Property Rights owned by the Company, except for such Company Intellectual Property Rights that have reached the end of their term and cannot be renewed or extended;

(o) make or change any material election with respect to Taxes or compromise, settle or otherwise discharge any audit or claim with respect to material Taxes;

(p) (i) adopt, amend, renew or terminate any employee benefit plan (including any Employee Benefit Plan) or any agreement, arrangement, plan or policy between the Company or any of its Subsidiaries and one or more of its current or former directors, officers or employees, (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not contemplated by any Employee Benefit Plan or agreement as in effect as of the date hereof, or (iii) make any equity or equity-based grants or allocations under any Employee Benefit Plan (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); or

(q) agree or commit to do any of the foregoing.

Section 5.3 Closing Documents. The Company shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to Buyer, the documents or instruments described in Section 6.2. Buyer shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to Seller, the documents or instruments described in Section 6.3.

Section 5.4 Best Efforts; Further Assurances; Notice of Certain Events.

(a) Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each of the Company and Seller and Buyer will use their respective reasonable best efforts to obtain consents of all Governmental Authorities and third parties necessary to the consummation of the transactions contemplated by this Agreement. Each party hereto shall (i) file any notification and report forms and related material that it may be required to file with the appropriate Governmental Authorities under the HSR Act, with receipt by such Governmental Authorities no later than February 20, 2008, (ii) apply for early termination of the applicable waiting period under the HSR Act, and (iii) supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.

(b) In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Transaction or any of the other transactions contemplated hereby or seeks damages in connection therewith, the parties agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby; provided that in no event shall Buyer or any of its Affiliates be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its Affiliates in connection with or as a condition to receiving the consent or approval of any Governmental Authority (including, without limitation, under the HSR Act).

(c) The Company shall give prompt written notice to Buyer of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of the Company contained in the Transaction Documents to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or that will result in the failure to satisfy any of the conditions specified in Article VI and such written notice shall specify the representation or warranty so breached (provided that such notice shall not be deemed to cure the breach of any such representation or warranty or amend and/or supplement the schedule related to such representation or warranty) and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Transaction Documents.

(d) Buyer shall give prompt written notice to the Company and Seller of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of Buyer contained in the Transaction Documents to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or that will result in the failure to satisfy any of the conditions specified in Article VI and such written notice shall specify the representation or warranty so breached (provided that such notice shall not be deemed to cure the breach of any such representation or warranty or amend and/or supplement the schedule related to such representation or warranty) and (ii) any failure of Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either of them under the Transaction Documents; provided, however, that for purposes of determining whether the conditions to the obligations of Seller and the Company pursuant to Section 6.3(a) shall have been satisfied, all matters disclosed in any such notifications shall be disregarded.

(e) Seller and the Company hereto agree that, with respect to the representations and warranties of Seller and the Company contained in Article III hereof, such parties shall have the continuing obligation until the Closing to supplement or amend promptly any Schedules hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule.

Section 5.5 Public Announcements. The timing and content of all announcements regarding any aspect of this Agreement or the transactions contemplated by this Agreement to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance by Buyer and Seller; provided, that Seller may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of law or regulation, it being understood and agreed that Seller shall give the other parties hereto an opportunity to review such announcement in advance of its public release, provide the other parties hereto with copies of any such announcement promptly after its public release.

Section 5.6 Exclusive Dealing. During the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to Section 7.1, the Company and Seller shall not take, nor will the Company or Seller permit any of their respective Affiliates, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person (other than Buyer and/or its Affiliates) concerning any purchase of any of the Company’s equity securities or any merger, sale of substantial assets or similar transaction involving the Company (other than assets sold in the ordinary course of business) (an “Acquisition Proposal”). The Company or Seller shall notify Buyer immediately if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, the Company or Seller, and to promptly provide Buyer a copy of any Acquisition Proposal received in writing or a written summary of any other Acquisition Proposal made orally. The Company shall, and shall cause its Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 5.7 Indemnification of Directors and Officers. The articles of incorporation and bylaws (or equivalent governing instruments) of the Company and each of its Subsidiaries (and any successors) shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and bylaws (or equivalent governing instruments) of the Company and its Subsidiaries as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing Date were directors, officers, agents or employees of the Company or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the Articles of Incorporation and bylaws (or equivalent governing instruments) of the Company or any of its Subsidiaries. Seller will indemnify each individual who served as a director or officer of the Company at any time prior to the Closing Date from and against all actions, suits, hearings, investigations, claims and other proceedings, including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, this Agreement or any of the transactions contemplated hereby to the fullest extent a corporation is permitted under applicable law to indemnify its directors and officers, as applicable.

Section 5.8 Tax Matters.

(a) From the date hereof until the Closing Date, the Company shall not, without the consent of Buyer, change any Tax election, annual tax accounting period, or method of tax accounting, or file any amended Tax Returns or claims for Tax refunds, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in a Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment.

(b) The Company shall establish or cause to be established in accordance with GAAP on or before the Closing Date an adequate accrual for all Taxes due with respect to any period ending prior to or as of the Closing Date.

Section 5.9 Buyer Commitment to Licensor/Japan. From and after Closing, Buyer agrees to take all actions necessary to cause the Company to continue to be bound by and faithfully observe and perform the provisions of the License Agreement required to be performed by the Company thereunder.

ARTICLE VI - CONDITIONS TO CLOSING

Section 6.1 Mutual Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to approval of the Closing Date Certificate by Buyer, and (ii) the fulfillment at or prior to the Closing of each of the following conditions:

(a) No Injunction. At the Closing Date there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the Transaction may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any Governmental Authority or other Person for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b) HSR Act Waiting Period. Any waiting period (and any extension thereof) under the HSR Act or other applicable antitrust laws applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

(c) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by each of the parties thereto.

Section 6.2 Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable law:

(a) Representations, Warranties and Covenants. Subject to Section 5.4, all representations and warranties made by the Company in this Agreement hereto shall be true and correct in all material respects (except for those representations and warranties that are by their terms qualified by a standard of materiality or Material Adverse Effect, which representations and warranties shall have been true and correct in all respects) as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). The Company shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at Closing.

(b) Consents. The Company shall have obtained (and shall have provided copies thereof to Buyer) all of the waivers, permits, consents, approvals, and authorizations, and effected all of the registrations, filings and notices, in each case, set forth on Exhibit C.

(c) Closing Deliveries. Prior to or at the Closing, the Company shall have delivered the following closing documents in form and substance reasonably acceptable to Buyer:

(i) a certificate of the President or a Vice President of the Company, dated the Closing Date, to the effect that the conditions specified in Section 6.2(a) have been satisfied;

(ii) a certified copy of the resolutions of Seller’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(iii) a certificate of the Secretary of the Company, dated the Closing Date, as to the articles of incorporation and bylaws of the Company and the incumbency of certain officers of the Company;

(iv) the original stock certificate representing the shares of Company common stock owned by Seller, a duly executed stock power, endorsed in blank and related stock assignment assigning the shares to Buyer;

(v) an executed Transition Agreement in the form of Exhibit E signed by Seller and Company;

(vi) an opinion of counsel addressed to Buyer from Company’s and Seller’s counsel covering the items set forth in Schedule 6.2;

(vii) all hard and electronic files in the possession, custody or control of the Seller or counsel of Seller, relating to the Company Intellectual Property Rights,

(viii) evidence of ownership by the Company or initiated transfer of ownership to the Company of all domain names listed on Schedule 3.14(a)(ii);

(ix) a copy of an executed stock assignment transferring all of the Company’s equity interest in Pearl Izumi Europe B.V. to Seller;

(x) All documents, certificates, licenses and media relating to the software licenses listed in Schedule 3.14.

(d) Indebtedness. Buyer shall have received evidence reasonably satisfactory to Seller that all Liens relating to any Indebtedness shall have been released or terminated, except with respect to Liens securing the Licensor/Japan Obligation.

(e) Licensor/Japan Consent and Agreement. That certain consent and agreement by and among Licensor/Japan, the Company and Seller, dated June 2005, shall be in full force and effect as of the Closing Date.

Section 6.3 Conditions to the Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by Seller (on behalf of both Seller and the Company) to the extent permitted by applicable law:

(a) Representations and Warranties. Subject to Section 5.4, all representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects (except for those representations and warranties that are by their terms qualified by a standard of materiality or Material Adverse Effect, which representations and warranties shall have been true and correct in all respects) as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). Buyer shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by each of them under the terms of this Agreement on or prior to or at the Closing.

(b) Consents. Buyer shall have obtained at its own expense (and shall have provided copies thereof to Seller) all of the waivers, permits, consents, approvals, and authorizations, and effected all of the registrations, filings and notices, in each case, set forth on Exhibit D.

(c) Closing Deliveries. Prior to or at the Closing, Buyer shall have delivered to Seller the following closing documents in form and substance reasonably acceptable to Seller:

(i) a certificate of the President or a Vice President of Buyer, dated the Closing Date, to the effect that (A) the Person signing such certificate is familiar with this Agreement and (B) the condition specified in Section 6.3(a) has been satisfied;

(ii) a certified copy of the resolutions of the board of directors of Buyer authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby and thereby; and

(iii) a certified copy of the resolutions of the shareholders of Buyer adopting and approving this Agreement, the Transaction and the transactions contemplated hereby to the extent required to be adopted and approved.

ARTICLE VII - TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Transaction may be abandoned at any time prior to Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by either Seller or Buyer, if the Transaction shall not have been consummated on or before May 15, 2008 (the “Termination Date”), unless extended by written agreement of the parties hereto; provided, that the right to terminate this Agreement and abandon the Transaction under this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Transaction to occur on or prior to such date;

(c) by Buyer, in the event that the conditions to its obligations set forth in Article VI hereof have not been satisfied or waived at or prior to the Termination Date (it being understood that the failure to satisfy Section 6.2(a) shall be governed by Section 7.1(f));

(d) by Seller, in the event that the conditions to its obligations set forth in Article VI hereof have not been satisfied or waived at or prior to the Termination Date (it being understood that the failure to satisfy Section 6.3(a) shall be governed by Section 7.1(g));

(e) by either Seller or Buyer, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transaction and such order, decree, ruling or other action shall have become final and nonappealable;

(f) by Buyer in the event that (i) the Company has breached any representation, warranty, covenant or agreement contained in this Agreement in a manner which would cause the condition set forth in Section 6.2(a) to be unable to be satisfied as of the date of the written notice contemplated by (ii) below, (ii) Buyer has notified Seller and the Company, in writing, of such breach, and (iii) the breach has continued without cure for a period of 20 days after the written notice of breach; or

(g) by Seller in the event that (i) Buyer has breached any representation, warranty, covenant or agreement contained in this Agreement in a manner which would cause the condition set forth in Section 6.3(a) to be unable to be satisfied as of the date of the written notice contemplated by (ii) below, (ii) Seller or the Company has notified Buyer, in writing, of such breach, and (iii) the breach has continued without cure for a period of 20 days after the written notice of breach.

The party desiring to terminate this Agreement pursuant to Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.1(e), Section 7.1(f), or Section 7.1(g) shall give notice of such termination to the other parties in accordance with Section 9.1.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, (a) all rights and obligations of the parties hereunder shall terminate and no party shall have any liability to any party, except for obligations of the parties hereto in Sections 5.1(b), 5.5 and 9.4, which shall survive the termination of this Agreement and (b) termination shall not preclude any party from suing any other party for any breach of this Agreement that occurred prior to the termination of this Agreement.

ARTICLE VIII - SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 8.1 Survival of Representations. The representations and warranties of the Company, Seller and Buyer contained in this Agreement or in any certificate delivered pursuant to Section 6.2 or Section 6.3 shall survive the Closing for a period of eighteen (18) months after the Closing Date, provided that claims pursuant to Sections 3.2, 3.5, 3.14, 3.17(b), and 4.2 shall survive for a period of thirty-six (36) months after the Closing Date. Seller’s obligation to pay the Pending Tax Liability and further obligations under the ABS Agreement, if any, regardless of whether any breach of a representation or warranty has occurred, will survive the Closing until fully resolved and paid to the applicable Governmental Authorities.

Section 8.2 General Indemnification.

(a) If, after the Closing Date, Buyer, the Company and/or their respective officers, directors, employees, Affiliates and/or agents (each a “Buyer Indemnitee” and together the “Buyer Indemnitees”) suffer any damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including, without limitation, reasonable attorneys’ fees and expenses) (“Loss”), as a result of, in connection with, or arising out of (i) the failure of any representation or warranty made by the Company or Seller contained in Article III of this Agreement to be true and correct (A) as of the date of this Agreement, or (B) (x) as of the Closing Date or (y) as of the date when made in the case of any representation or warranty which specifically relates to an earlier date, as applicable, (ii) any breach by the Company of any of its covenants or agreements contained herein which are to be performed by the Company on or before the Closing Date, or (iii) any breach by Seller of any of its covenants or agreements contained herein, then, subject in all cases to the other provisions of this Article VIII, or (iv) the Pending Tax Liability or further obligations under the ABS Agreement, if any, to the extent such amounts were not paid or reserved against prior to Closing, Seller agrees to indemnify and hold harmless such Buyer Indemnitee(s) and such Buyer Indemnitee(s) shall be entitled to be reimbursed the amount of such Loss, subject to the limitations set forth in Section 8.4. Any such reimbursement or indemnity payments shall be made from the Escrow Account, provided, if such Loss occurs after termination of the Escrow Account or exhaustion of the Escrow Fund, Seller shall indemnify Buyer Indemnitee(s) for the amount of the Loss to the extent not covered by the Escrow Account.

(b) After the Closing, each of Buyer and the Company agrees to indemnify, defend and hold harmless Seller and its officers, directors, employees, Affiliates and/or agents (each a “Seller Indemnitee” and together the “Seller Indemnitees”) from any Loss as a result of, in connection with, or arising out of (i) the failure of any representation or warranty made by Buyer in this Agreement contained in Article IV of this Agreement to be true and correct (A) as of the date of this Agreement or (B)(x) as of the Closing Date or (y) as of the date when made in the case of any representation or warranty which specifically relates to an earlier date, as applicable, (ii) any breach by Buyer of any of its covenants or agreements contained herein.

(c) The obligations to indemnify and hold harmless pursuant to clauses 8.2(a) and 8.2(b) shall survive the consummation of the transactions contemplated hereby for the period set forth in Section 8.1, except for claims for indemnification pursuant to such clauses asserted prior to the end of such period which claims shall survive until final resolution thereof.

Section 8.3 Third Party Claims.

(a) If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is made against any person or entity entitled to indemnification pursuant to Section 8.2 hereof (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify the party obligated to indemnify such Indemnified Party (such notified party, the “Responsible Party”) of such claims; provided, that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby. The Responsible Party shall have 15 days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party, provided, that the fees and expenses of such counsel shall be borne by such Indemnified Party. So long as the Responsible Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the Responsible Party or from the Escrow Account, as the case may be, for such claim unless the Responsible Party shall have consented to such payment or settlement, which consent will not be unreasonably withheld. If the Responsible Party does not notify the Indemnified Party within 15 days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof; the Indemnified Party shall have the right to contest, settle or compromise the claim, at the expense of the Responsible Party, but shall not thereby waive any right to indemnity therefor pursuant to this Agreement. The Responsible Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment.

(b) All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

Section 8.4 Limitations on Indemnification Obligations. The rights of Buyer Indemnitees to indemnification pursuant to the provisions of Section 8.2(a) are subject to the following limitations:

(a) the amount of any and all Losses of Buyer Indemnitees will be determined net of any amounts actually recovered by Buyer Indemnitees under insurance policies with respect to such Losses; provided that if, following the payment of any indemnification amounts pursuant to Section 8.2(a), Buyer, the Company or any of their Affiliates recover any amounts under insurance policies with respect to such Losses, then the applicable Buyer Indemnitees shall reimburse the Escrow Account or Seller, as applicable, the amount of such insurance recoveries to the extent such recoveries were previously paid out of the Escrow Fund or by Seller;

(b) Buyer Indemnitees shall not be entitled to recover for any particular Loss pursuant to Section 8.2(a) unless such Loss equals or exceeds $15,000; provided that a succession of Losses less than $15,000 may be aggregated for purposes of satisfying the $15,000 threshold set forth in this Section 8.4(b); and provided further that amounts paid in connection with the Pending Tax Liability and the ABS Agreement shall be excluded from, and not required to meet, this $15,000 threshold amount;

(c) Buyer Indemnitees will not be entitled to recover Losses pursuant to Section 8.2(a)(i) until the total amount which Buyer Indemnitees would recover under Section 8.2(a)(i) (as limited by the provisions of Sections 8.4(a) and 8.4(b)), but for this Section 8.4(c), exceeds the Threshold Amount, and then only for the excess over the Threshold Amount; provided however that amounts paid in connection with the Pending Tax Liability and the ABS Agreement shall be excluded from, and not required to meet, the Threshold Amount; and

(d) at any time Buyer Indemnitees (x) pursuant to this Agreement, will be entitled to recover no more in the aggregate than the Indemnity Cap; and (y) pursuant to this Agreement, will not be entitled to recover Losses from any source other than the Escrow Account, provided that, subject to the survival limitations set forth in Section 8.1, after termination of the Escrow Account or exhaustion of the Escrow Fund, the Buyer Indemnitees may seek indemnification directly from Seller for Losses to the extent aggregate indemnification for Losses theretofore pursuant to Section 8.2(a) has not exceeded the Indemnity Cap.

Section 8.5 Exclusive Remedy. Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, except for claims of fraud, indemnification pursuant to the provisions of this Article VIII shall be the exclusive remedy for the parties hereto for any breach of any warranty, representation, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto.

Section 8.6 Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price for tax purposes.

ARTICLE IX - MISCELLANEOUS

Section 9.1 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile, or if mailed, two days after the date of mailing, as follows:

If to the Company (pre-Closing) or Seller:

Nautilus, Inc.

16400 SE Nautilus Drive

Vancouver, WA 98683

Facsimile:

Attention:

with a copy to (which shall not constitute notice):

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, WA 98101

Facsimile: (206) 464-0125

Attention: Bruce A. Robertson

If to the Company (post-Closing) or Buyer:

Legal Department

Shimano American Corporation

1 Holland

Irvine, CA 92618

Facsimile: 949-470-3626

Attention: Sue Allan

with a copy to:

DashAmerica Inc.

620 Compton Street

Broomfield, CO 80020

Facsimile: 303-464-6391

Attention: Juergen Eckmann

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

Section 9.2 Exhibits and Schedules. All exhibits and schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

Section 9.3 Time of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York City, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

Section 9.4 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein. Seller and Buyer understand and acknowledge that all out-of-pocket fees and expenses incurred or to be incurred by the Company in connection with the transactions contemplated hereby (including, without limitation, Seller Expenses) will be paid by the Company in cash at or prior to the Closing. Notwithstanding the foregoing, any and all fees associated with filings pursuant to the HSR Act or other foreign or domestic antitrust laws shall be borne by Buyer.

Section 9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Colorado applicable to contracts executed in and to be performed in that state, without reference to the choice of law or conflicts of law principles thereof. Any action, suit or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the state or federal courts located in Denver, Colorado, and each of the parties consents to the exclusive jurisdiction of such courts in any such action, suit or proceeding and waives any objection to venue laid therein. Each of the parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Colorado and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that service of process made in accordance with this sentence does not constitute good and sufficient service of process.

Section 9.6 Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

Section 9.7 Counterparts. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or .pdf shall be effective as delivery of a mutually executed original counterpart to this Agreement.

Section 9.8 Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 9.9 Entire Agreement. This Agreement, including the exhibits and schedules attached hereto, the Escrow Agreement and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 9.10 Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

Section 9.11 No Strict Construction. Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

Section 9.12 Specific Performance. Each of the Company, Seller and Buyer acknowledge that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

Section 9.13 Waiver of Jury Trial. Each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

Section 9.14 Failure or Indulgence Not Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or parties exercise of any such right preclude any other or further exercise thereof or any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.15 Amendments. Subject to any requirement under applicable law to obtain additional shareholder approval, this Agreement may be amended, at any time prior to the Closing, by action taken by the respective boards of directors of Seller and Buyer. This Agreement (including the provisions of this Section 9.15) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties required pursuant to the preceding sentence.

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IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed as of the day and year first above written.

NAUTILUS, INC.

By:	/s/ William D. Meadowcroft
Name:	William D. Meadowcroft
Title:	Chief Financial Officer

SHIMANO AMERICAN CORPORATION

By:	/s/ David Pfeiffer
Name:	David Pfeiffer
Title:	President

DASHAMERICA, INC. d/b/a Pearl Izumi USA, Inc.

By:	/s/ Wayne M. Bolio
Name:	Wayne M. Bolio
Title:	Chief Administrative Officer